Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

AeroFarms

BMO Global Farm to Market Conference

June 8, 2021

AeroFarms – BMO Global Farm to Market Conference, June 8, 2021

C O R P O R A T E P A R T I C I P A N T S

Grant Rice, Managing Director, BMO Capital Markets

David Rosenberg, Co-Founder and Chief Executive Officer, AeroFarms

P R E S E N T A T I O N

Grant Rice

Good afternoon. I’m Grant Rice, Managing Director at BMO, here. I’d like to introduce the AeroFarms’ presentation. AeroFarms is a leading vertical faming business, with an emphasis on technology, and today, I’d like to introduce David Rosenberg, CEO and Co-Founder of AeroFarms. David?

David Rosenberg

Hey, thanks so much. Great to be with everyone today, and here, jumping right in it, let’s get going to the next slide, please. Here, there’s no sound on this, but (inaudible).

(video presentation)

Again, that was just to give a brief overview. It gives people context.

Let’s go to the next slide. As you can tell, we’re vertical farmers. We build big farms at scale. The scale matters, it helps us reduce Capex/Opex. We have a strong focus on quality, so we can feed people locally great-tasting food 365 days a year, very fresh food.

By that, we’re obviously operators. We’re also a technology company, and we really emphasize that, because we believe this industry is going to be massive, but it’s also in its early days, and as such, sometimes the right technology isn’t already developed, so we’re not afraid to roll up our sleeves and develop new technology when we think that solution needs to be—a solution needs to be optimized. Being an operator lets us understand what the pain points are and where the opportunities and the solutions are, and how we integrate it and quickly understand what works, what doesn’t. It also allows us to have a really vertically integrated lens, so we’re not always thinking mechanically, but a multifaceted way to come up with solutions. We’re very data science-focused, and the data science really brings it together, and we also bring strategic partners together so we can accelerate innovation cycles, and we give a couple examples.

Finally, on this slide, we win lots of awards, three to call out: TIME’s Best Inventions, Best Innovation of the Year; Fast Company, Most Innovative Company in the FoodTech 500; and the next one, we were actually ranked number one and number two in the last two years, and that’s a stacked ranking list of 500 companies innovating in FoodTech.

Let’s go to the next slide. Here, there’s a macro picture—and we’re going to go fast—so population growth, how do we feed more people.

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AeroFarms – BMO Global Farm to Market Conference, June 8, 2021

Next slide. Let’s keep these going fast. Here, the world’s lost 30% of its arable land in the last 40 years.

Next slide. Here, most fresh water goes to farmland, most fresh water contamination comes from farmland.

Next slide. There’s a lot of emphasis to reduce costs, but there’s a lot of clumsy farming. This is crop dusting. There’s a lot of pesticides thrown at our farmland to degradate the soils, the plants we eat, chemicals on them, and also our food system.

Next slide. That leads to algae river runoff, that leads to algae bloom.

Next slide. That leads to deoxygenation of our water, dead fish, things like that.

Next slide. There’s also a lot of CO2 and carbon miles in transport. We have centralized food production. At its essence, we are democratizing food, enabling local food production at scale.

Next slide. There’s a tremendous amount of food waste. We have incredible inefficiencies in our food system. In leafy greens, 60% of what comes off the farm doesn’t get consumed.

Next slide. There’s are tons of problems in agriculture, and these are some of the ones we help address.

Next slide. Here, we’re not here to say vertical farming is the be all, end all. In fact, we think there’s a place for conventional farming, as well as greenhouse farming, but we do think vertical farming is going to have a bigger and bigger place in the world as the technology continues to evolve. It works today in leafy greens, it’s going to work in more crops tomorrow. Just by the numbers, we grow a plant in 14 days, one four, on average, at AeroFarms. This is specific to AeroFarms. In a field, that’s often about 40 days. In a greenhouse, it could vary, but it could be in the mid-20s to 30s. So, from crop turns, we get 26 crop turns a year, versus three in the field.

From a productivity standpoint per square foot—sorry, go back—per square foot, there’s, we think, of the crop turns, plus the stacking and the control of seasonality, about 390 times the productivity.

A lot less water use, just keeping water in closed-loop systems.

We’re also competing on taste, texture, and that’s really, not surprising, when you think of how one understands plants. We’re able to perform scientific experimentations, understand the best a plant could be, and also how we deliver great to a plant, the specifications they want. Consistently, you get great taste. So, that’s how we’re competing.

And the costs are going dramatically down. Conversely, field farming are slightly going up. Think of the depletion of arable land. Greenhouse growing is a mature industry, good for that industry, but as a mature industry, most of the costs are already taken out. Vertical farming, it’s a whole new industry, the costs are going dramatically down.

Next slide. So, here, again, we’re not here to say—if we go to the next slide—that this is the be all, end all, there are lots of opportunities, but vertical farming, the place—next slide—is going to have a bigger and bigger presence.

Again, next slide. Here—next slide—this is big farming and we really scale up these systems.

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AeroFarms – BMO Global Farm to Market Conference, June 8, 2021

Next slide, please. We’ve been doing this for 15 years. My co-founder started in 2004, out of the Cornell School of Ag. Myself, in 2011, I started building another company. We came together. The farm behind me, this is our fourth iteration of design, what we call Model 4. We’re building in Virginia now, and this slide shows our fifth Model 5, or fifth iteration of design, and we are building now in Abu Dhabi, we’re breaking ground in the coming weeks, with what is going to be our sixth iteration of design. We’ve already built the prototypes of Model 6. We’re growing plants in Model 6 and having great results.

Next slide. We’re very vertically integrated. It starts with plant biology, but we also solve problems holistically. So, mechanically, frames, lights, pumps. We have mechanical engineers, structural light and electrical PLC processing, industrial design. All these engineers, we give the mechanical side, and (audio interference) work with plant biologists, physiologists, phenologists, molecular biologists, and we’re also thinking environmentally, the building environment, and it’s the data science that pulls it together, and sometimes the solutions are genetic. The operations, lean manufacturing, total process improvement is there. Where we solve a problem, sometimes could be environmental, biological, mechanical, operational, and we have to think of what’s the right way to solve a problem in the right geography. One of the uniquenesses of AeroFarms is we’re very vertically integrated, with an eye on improving quality while reducing Capex and Opex.

Next slide. So, there’s innovation all over. We’re most known for aeroponics. The “aero” in AeroFarms is aeroponics. That’s actually just one small part of the innovation, but it’s meaningful. We grow hydroponically and aeroponically. In leafy greens, we see, on average, a four-day improvement growing aeroponically. With some other crops, depending on the root physiology, we’ll grow hydroponically.

Just to illustrate the complexity of just this component, we’ve grown with about 100 different types of nutrient delivery systems in 80 different types of growth media, so there’s a lot of know-how there. We have IP that supports it. We’re also innovating in lighting. We have our own lighting that we believe gives us a cost advantage, and that’s important, because this is the single biggest line item expense in our bill of materials. We also have automation in seeding, harvesting, cleaning, packaging, and automation between that to pull it all together. There’s innovation all over. Also, automation and nutrient delivery, that we’ve also manufactured our own design and made our own, as well.

Next slide. Here, on this next slide, we’re going deeper into the AI data systems. Here, we also innovate on the controls, both to digitally control the farm, whether it’s in Virginia or the U.A.E., and we take information from the farm, separate it into its different use cases, what’s used by operation, sales, marketing, finance, quality assurance, R&D, and it’s not just there. It’s also the SCADA system, the PLCs, program local control.. We have a fourth industrial PLC, and it’s really one we’d see in an advanced robotics manufacturing facility. We do not have advanced robotics. Because of biology, it’s not a widget, we need that level of PLC.

We also partner with lots of people. Dell, to help create the architecture of the system, Bell Labs Nokia. Just to illustrate the partnership, we work with them on optimizing our imaging system. Here, we realized quickly this was really above our capabilities. We’re partnering with Dell—oh, sorry, Bell Labs. Eighteen engineers work with us to develop a system to image every plant every day in a cost-effective way. When you put some structure to structure the deal, we have the rights to indoor agriculture, they have the rights to the tech (inaudible) in perpetuity for zero dollars, and they have the rights outside of indoor agriculture.

Next slide. So, here are all these levers that are unique with vertical farming, where we could add great specificity, really control temperature, humidity, pH, not just light, but spectrum and intensity, nutrients, micro-nutrients, air flows, humidity, all these areas, and they all relate to different qualities of the plant, taste, texture, yield, shelf life. There’s all these aspects, and that’s how we work to compete on taste and texture, not just on yield. So, it’s not just about growing the plant, it’s growing a great plant.

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AeroFarms – BMO Global Farm to Market Conference, June 8, 2021

Next slide. We’re focused—our beachhead is leafy greens, and leafy greens really gives us, one, a platform to have a lot of experiments. The 26 crop turns, we call them 26 learnings a year. Additionally, there’s a lot of pain points in leafy greens, a lot of spoilage, 60% spoils after it comes off the farm, high nutritional density, high pesticide use, so there’s good and bad, and there’s also high production consolidation. Again, at its essence, we are democratizing food production, and the customers like it because it’s consistent and it’s great tasting.

Next slide. We sell under our brand Dream Greens—I’m sorry, under our brand AeroFarms. Our former brand was Dream Greens, but we lead with brand, we lead with AeroFarms, and our customer base is representative of a customer base anywhere in the world, from a mass market retailer like ShopRite, today ShopRite, and also Walmart, specialty retailer Whole Foods e-commerce, Amazon Fresh and FreshDirect Food Service, Baldor. So, those represent our customers, they’re everywhere in the world. We’re selling in hundreds of supermarkets with those customers, and we think now our sales are going well, we’re ready to scale, because we’ve gotten our cost structure to a point that it works really well and we have line of sight to make it great.

To quantify some of the benefits of how we’re selling, we—our units per store per are about 50% higher than the competition in new ag, and that really speaks to the benefits of quality and taste and texture, and our Net Promotor Score, which is one’s likelihood to recommend to your friend or your neighbor, is also a best-in-class number, so the customers like us. For those in New York, please buy us in this area, try it, probably the best product that you’ll ever have. Don’t wash it, because there’s nothing to wash off. There’s no pesticides, herbicides, fungicides. Enjoy it. It’s the best-tasting, most safe product you’ve probably ever had, and healthiest.

Next slide. Most people, to that point, think organic is pesticide-free. It’s typically just organic pesticides. We’ve grown 550 different varieties of plants, mostly in leafy greens, but you’ll hear we’re growing very different plants, as well, really utilizing our platform to grow new plants.

Next slide. We are getting into other crops and using our platform, for example, of pharmaceuticals. We grow plants, as we speak today, for the pharma industry, and an example is we grow a plant to produce a protein to treat highly symptomatic people of COVID-19 as a therapeutic. We’re also doing a lot of work on the genetics, nature versus nurture. Most of what we’ve been talking about is the nurture, but the nature, the genetics, is half of it, and we are really producing advanced genetics. We’re not a genetics company, we have geneticists on our team, and we work with breeders and others to create best genetics outside of our farm, and into the farm, and knowing what the best genetics are for our farms, but also creating genetics for other farms, as well. There’s some big names on here that we’re working with, and a lot of leaders in ag and ag tech, that we didn’t list on here, that we also work with their crops. We’re also growing berries, and here we grow great berries.

We also expect to be selling technology, because we’re innovating in so many ways in technology. We think there’s value-add to be had for the industry in some of our components, like lights, where we think we’ve developed a light that’s half as much as one could otherwise buy in the industry. So, we have a competitive advantage in the single biggest line item in billable materials. Some of these components, we expect to sell, all that’s not in our pro forma, and the focus is today on leafy greens, but there’s lots of ways we could move.

Next slide. Let me actually go back to—you don’t have to go back in slides, but tell a little bit more about berries. In berries, we’ve been growing berries for about three years, grown 50 different varieties of berries, and the pain point in berries is how do we have a berry with superior taste and texture 365 days a year.

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AeroFarms – BMO Global Farm to Market Conference, June 8, 2021

Just to illustrate the point, is we understand how the photochemistry moves, and it basically moves from the leaf to the berry, and if you change the environmental stresses, you could get more sugar to go from the leaf to the berry. So, we have a Brix level of our berries that average 11, where a typical Brix level—which correlates to sugar content—the typical Brix level of a berry in a plant, in a supermarket is 7. So, from 7 to 11, it’s just a better quality berry. We’ve all had berries that aren’t good, because it’s hard to get a good berry 365 days a year. So, that’s the problem we’re working to solve, working to commercialize that.

Those items on that last slide are not in our pro forma. Our pro forma is really focused on leafy greens and (audio interference) farms, but we’re doing a lot more.

Here, on this slide, we also want to emphasize that we’re really champions and focus on how do we do more with less. Every decision we make as a Certified B company, we think about the environment, we think about society. Here, we’re proud that we’ve hired, like, past offenders and brought them into the fold. Those are marginalized members of our community. We’re also proud that we’re helping with childhood nutrition. We’ve won a lot of awards on the environment. I’ll call out one, Sustainable Development Goals, where we were the inaugural winner on Zero Hunger. Everything we do, we try and work with all stakeholders.

Next slide. Here, what we want to illustrate is the technology and how the technology is really advancing. Our next farm—the farm behind me is Model 4, our fourth iteration of design. The next farm, in Virginia, is going to be Model 5. Our farm, as I mentioned, in Abu Dhabi, Model 6, a bigger prototype of that. We’re already growing plants in Model 6 that really carries the economics all the way through to Model 7. So, the yields really drive a lot. We’re innovating in a lot of ways, but we’re hitting yields. Essentially, learning how to grow plants faster, that has tremendous impact on all of the economics. We used to grow a plant in 20 days. We now grow that same plant in 14 days. So, that means greater output per unit per Capex, greater revenue per Capex, greater IRRs on a farm. So, everything we do, how do we save an hour a day a week, and there’s a tremendous opportunity of just unlocking this mystery of plant science and growing plants better, and that’s what we’re able to do at AeroFarms, is understand what makes a plant move and how do we continually reduce Capex/Opex, while improving quality.

Next slide. Here, to wrap up, we’ve been around for 15 years. We have competitive differentiation in our tech, and tech is pretty broad, from the mechanical, biological, genetic, operational, as well as environmental, and it’s the data science that pulls it together, like the PLC’s process to the SCADA system and MES system. We have big opportunity to apply our platform in other ways, such as leafy greens, pharmaceutical, nutraceutical, cosmeceutical, new genetics and new berries, other crops. All of that is not in our pro forma, but they’re big opportunities to bring that into the fold in the coming years.

The reason we didn’t put it in our pro forma is our banker’s working with them, they advised us, and it makes sense, now that we’re public, only communicate what we know we can deliver on and when, so on the timeline we can deliver on, and even though we’re making revenue on some of those things, items, it’s still too episodic, so it’s still coming together. So, there’s a lot of upside in an investment in AeroFarms, as today what’s in the pro forma is owned leafy green farms, when, in fact, we’re doing more. We have a pipeline of licensed farms and we have all this other broad application in our platform to make money, and, equally important, to create tremendous value to the industry and with our customers.

So, with that, thanks for joining me today, and please reach out. My contact info is davidrosenberg@aerofarms, happy to connect with you via email, set up a meeting through this platform or elsewhere. Also, Guy Blanchard, our CFO, you can connect with him, as well.

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AeroFarms – BMO Global Farm to Market Conference, June 8, 2021

Grant Rice

Thanks, David, for that. I think we’ve got a few more minutes here, if you’ve got some time, we’ve got a couple questions from the audience here, the first one being, regarding facility needs, how much space do you need to run an operation effectively on one site? Secondly, in the cities that you’re targeting to grow in, how do you see availability for those type of sites?

David Rosenberg

From a technology standpoint, the system (inaudible), we could go big, we could go small, so it doesn’t really matter. That being said, there are economies of scale in our industry, like in other industries, and the average farm that we have in our farm—in our model is 48 farms, and what we’re building is 48 farms, like Virginia—I’m sorry, 48 towers. Each one of these that you see behind me is a tower. The reason we got to 48 is that’s where the economies of scale start to plateau. The economies of scale are not in growing, they’re actually in processing. So, if you want more growing, build more grow towers, and that scales in a linear way. Processing scales in a non-linear way. Once you put in the automation of seeding, harvesting, cleaning and packaging, you want enough product and grow power to utilize that equipment, and once you put the Capex in, 24/7, especially the packaging. So, you want big farms to utilize automation and packaging. So, those 48 towers, which is just under 150,000 square feet—and we grow high, so about 50-foot higher. There are economies of scale at height, especially as air movement moves around. We have to think three-dimensionally.

In terms of where we build these farms, energy is a big part of cost of goods sold, so we have a whole weighted system that’s fairly advanced, looking at where energy costs are low. Obviously, type of energy generation is important. We have a higher weighting for renewable, and then like natural gas, coal is much lower down. So, looking at types of energy, and then looking at other elements, like labor or cost of construction, things like that. We don’t necessarily look to be in a city, but we look to be near the produce distribution hubs.

As an example, in Newark, to go to our commercial farm in Newark, to sell commercially to a Whole Foods in New York, we go to Connecticut, Whole Foods’ distribution center and back to Newark. So, it’s not only important to grow next to the supermarkets, but next to the produce distribution centers, and when go between cities, we look to get in the store in 24 hours. For example, Danville, Virginia, we could get to D.C., Charlotte, Atlanta, some neighboring cities within one drive and get product on shelves.

Grant Rice

Thank you. Another question here. Obviously, a lot of capital, a lot of new entrants, particularly in the leafy greens space. How would you view AeroFarms? I guess what differentiates you from others in leafy greens today?

David Rosenberg

So, a few points. First, in terms of the competitive landscape, it’s mostly field farmers. Some of the big farmers do over 100 million pounds on an annual basis. Our Virginia farm is going to do 2.4 million of baby greens and micro-greens. So, it’s really a drop in the bucket of an industry that’s growing at 7% a year.

That said, what I think our competitive differentiation is, is quality, taste and texture. The reason our Net Promotor Score is so high, our units per store per week are so high, is because the customers love our product and eat it. Again, if you’re in the Tristate area, I encourage you to try it. It’s just probably the best-tasting product you’ve ever had, the safest, and environmentally smart. So, the customers keep coming back. We’re winning on quality, but it’s also extremely healthy, and the trend is fresh local, and that’s a trend, not a fad.

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AeroFarms – BMO Global Farm to Market Conference, June 8, 2021

The technology standpoint, there’s—we have 291 invention disclosures, 50 patents and pending patents, over 50 trade secrets, so we have flags of IP in what’s going to be a massive industry, looking to monetize that, as well, but there’s tremendous innovation to bring down Capex/Opex, our towers are constantly evolving, and it’s the vertical integration again, not just the biological, but it’s also the genetic, mechanical. I don’t know anyone else in this space that’s as vertically integrated and in-depth in knowledge as we are.

Grant Rice

Thank you. Next question. As you laid out the unit economics by each facility, clearly, as you’ve gone from Model 1 to 6 and 7, the profitability is dramatically improved. What were some of the key learnings, findings that you drove you to that level of improvement, and also some of the—was it technology, scale or just learnings from prior facilities?

David Rosenberg

The scale of those Models 5, 6, 7, it’s all the same scale, so it is technology improvements. Some of those improvements are on the biology. I mentioned we’re achieving yields in Model 6 that even achieve the cost targets in Model 7. Just by taking a plant and figuring out how to grow it better, and having the right controls to stress the plant the way we want, we’re achieving those goals. So, we feel very optimistic to hit these greater gross margin points, and that’s keeping the price points the same.

On top of that, there are big opportunities on the mechanical side and the environmental side to continue to lower Capex and Opex. It’s going to be—again, it’s a whole new industry, it’s relatively young. There are just bigger and bigger opportunities to do it well. We really have like a white-page approach, of every time we get to a new design, how do we do it, let’s not be afraid to break some eggs in the process, and we have great people, highly passionate about our mission, that are finding just newer, better ways to grow plants, and it’s about understanding plants and delivering what the plant wants.

There’s items I’m not going to talk about, because it’s confidential, but the point is, just with our yields alone, we’re hitting our numbers.

Grant Rice

Great. I think the last question here is—you referenced the facility in Abu Dhabi. Obviously, given that the U.S. is probably the world’s largest market, lots of opportunity here, what’s the rational and strategy for focusing over there?

David Rosenberg

In some cases, the business model in other parts of the world are better than it is in the United States. In the U.A.E., for example, (audio interference) percent of their fruits and vegetables are imported. They don’t have much arable land, they don’t have much fresh water. So, it really screams for help, and it really aligns with what our value proposition is. We also, in some cases, get some strong incentives to go places, and here we have some strong incentives, as well as some strong partners. One of our investors is Dubai Holdings. Actually, a Board member is the Chief Investment Officer of Dubai Holdings. They have about $40 billion under management. But, we look at that facility in Abu Dhabi as a hub for regional expansion. We are very bullish on the Middle East and how it aligns with our value proposition.

We have pipeline projects all over the world. The money we raised going public, that’s focused on the U.S. It could go out elsewhere, but the focus is the U.S., 16 farms in the U.S. There is plenty to grow in the U.S. So, we are very bullish on the U.S., but we have a pipeline internationally, and what’s not in our pro forma is, sometimes through joint ventures, sometimes through something analogous to a franchise model, how we scale in a more capital-efficient way with partners all over the world.

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AeroFarms – BMO Global Farm to Market Conference, June 8, 2021

This platform, especially our control system, we can control a farm whether it’s in New Jersey, Virginia or Abu Dhabi from our headquarters in New Jersey, so it gives us massive control. We still need feet on the ground, but we have a great team, ready to expand, go all over the world and have great impact, and the world needs it now. Our food system, COVID really exasperated the cracks in our food system, all the centralized food production. People are now starting prioritizing food security and we can come in and help, and also just bring great-tasting food 365 days a year, lower that environmental impact on our farmland, and help make the world a better place.

Grant Rice

With that, thank you, David, for a great presentation, and thank you for attending BMO Conference.

David Rosenberg

Okay, all right, thank you. Be well.

***

Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley has filed a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus of Spring Valley and AeroFarms (the “Proxy Statement/Prospectus”), with the Securities and Exchange Commission (the “SEC”), which will be distributed to holders of Spring Valley’s ordinary shares in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley shareholders with respect to the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. After the preliminary Proxy Statement/Prospectus has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy Statement/Prospectus to its shareholders. Spring Valley shareholders and other interested parties are urged to read the preliminary Proxy Statement/Prospectus, any amendments thereto, the definitive Proxy Statement/Prospectus and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley shareholders and other interested parties may obtain free copies of the preliminary Proxy Statement/Prospectus and definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its Proxy Statement/Prospectus (Registration Number 333-255978), initially filed with the SEC on May 10, 2021. Additional information regarding the participants in the Proxy Statement/Prospectus solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley shareholders and other interested persons should read the Proxy Statement/Prospectus carefully before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

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AeroFarms – BMO Global Farm to Market Conference, June 8, 2021

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-4 (Registration Number 333-255978), initially filed with the SEC on May 10, 2021, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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